

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 3, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Banco Santander, S.A., under the Exchange Act of 1934.

- Series 76 2.706% Senior Preferred Fixed Rate Notes due 2024
- Series 77 3.306% Senior Non Preferred Fixed Rate Notes due 2029

Sincerely,

